Exhibit 1 Industry-leading growth and superior total shareholder return with low-cost & low-carbon world-class performance Investor Day December 9, 2021

02 About projections and forward-looking statements Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations. This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. For a reconciliation of Adjusted EBITDA for the fiscal year ended December 31, 2020 to the closest IFRS measure, please see our earnings release furnished on Form 6-K on February 25, 2021. We cannot provide a reconciliation of forward-looking non-IFRS financial measures contained in this presentation without unreasonable effort, given that we are unable to estimate the amounts of certain components of the IFRS net (loss) profit for the forward-looking periods, including interest expense and foreign exchange gains (which affect the IFRS measure financial results, net) and our deferred income tax (which affects the IFRS measure income tax expense). Due to the nature of certain reconciling items, it is not possible to predict with any reliability what future outcomes may be with regard to the expense or income that may ultimately be recognized in the five-year period ended December 31, 2026. This presentation includes “forward-looking statements” concerning the future. The words such as “proposes”, “aims”, “aspires”, “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations – including Vista’s anticipated performance and guidance included in this presentation – are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act or otherwise. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to our ability to become net zero in 2026; future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice. Other Information Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

03 Agenda Welcome ▪ Alejandro Cherñacov – Co-founder and Strategic Planning & Investor Relations Officer Superior shareholder return proposition ▪ Miguel Galuccio – Founder, Chairman of the Board and Chief Executive Officer Sustainability, a competitive advantage ▪ Gabriela Prete – Sustainability & QHSE Manager ▪ Alejandro Cherñacov Operational excellence ▪ Juan Garoby – Co-founder and Chief Operating Officer Profitable, resilient growth plan with significant upside ▪ Pablo Vera Pinto – Co-founder and Chief Financial Officer ▪ Alejandro Cherñacov Q&A

04 Superior shareholder return proposition Miguel Galuccio Founder, Chairman and Chief Executive Officer

05

# Key milestones to date

| | | | | | |
|---|---|---|---|---|---|
| **SPAC + PIPE**<br>**800 $MM** raised as initial capital from top-notch international and Mexican investors | **Dual listing**<br>**101 $MM** gross proceeds raised in NYSE | **D&C activity**<br>**40 wells** drilled and tied-in in Vaca Muerta with best-in-class productivity | **D&C cost** (3)<br>**40%** reduction to 10 $MM per well since 2019 (4) | **P1 Reserves**<br>**122%** increase in proved reserves from YE2018 to YE2020 | **Sustainability**<br>**30%** reduction in GHG intensity in 2021 |
| **De-SPAC**<br>**750 $MM** acquired operating conventional platform with significant VM upside | **Financing**<br>**450 $MM** raised through bond issuances in the Argentine market | **Production**<br>**65%** production growth, from 24.5 to 40.3 Mboe/d from 2018 to 2021 (1) | **Lifting cost** (5)<br>**46%** reduction to 7.5 $/boe from 2018 to 2021 (2) | **Adj. EBITDA**<br>**90%** increase in Adj. EBITDA from 2018 to 2021 (2) | **Safety**<br>**<1.0 TRIR** in line with Tier 1 international oil & gas company performance |

- Our performance track-record is built upon our Vista Way values: honest, innovative, agile, results-driven, team players
- Our founders and senior management are personally invested in the Company, with compensation for all our people tied to ESG goals
- We seek to continue providing reliable, low-cost and low-carbon energy, while delivering industry-leading total shareholder returns

Note: During the webcast presentation this slide was a short clip
(1) As of 3Q-21
(2) 2021 guidance as reported in 3Q-21 Earnings Webcast
(3) Normalized to a standard well design of 2,800 meters lateral length and 47 frac stages well
(4) 2019 includes pads #1 and #2, and current D&C cost includes pads #6, #7, #8 and #9
(5) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes and commercial, exploration and G&A costs

VISTA
ENERGY FOR TOMORROW

06 Well-positioned to thrive in the new energy context Shareholders are laser The world needs reliable focused on capital discipline and affordable energy and earnings quality Managing and benefiting from The transition to low- price volatility requires flexible carbon energy is a short-cycle investment plans mandate

07 Vaca Muerta, a world-class play fit for the future Low-cost, low-carbon O&G Already changed the energy On path to become a relevant PPP with top productivity paradigm in Argentina crude oil export platform (4) (1) (2) Average well 180-d cumulative production Vaca Muerta total production Vaca Muerta crude oil exports Mboe/Lateral ft Mboe/d MMbbl 400 10 25 56% CAGR 20 300 15 5 200 10 100 5 0 0 0 2017 2018 2019 2020 2021E 2013 2015 2017 2019 2021 2018 2019 2020 2021E YTD Permian Midland Permian Delaware Vaca Muerta ▪ Cumulative 180-d production ▪ 35% share in Argentina’s current total ▪ Successful positioning of Medanito as a increased 30% since 2017, surpassing crude oil production highly competitive low-sulfur and light Permian average well productivity (3) crude oil in international markets ▪ 20% reduction of gas imports (1) levels ▪ Domestic market fundamentals ▪ Low GHG emission intensity support view of increasing export volumes (1) Horizontal oil wells (>70% oil content) on a normalized basis. Source: Rystad Energy (2) Source: Economía y Energía Consulting, based on Chapter IV – Argentine Secretariat of Energy (3) Source: Economía y Energía Consulting, comparing first 9 months of 2013 with first 9 months of 2021 (4) Source: Economía y Energía Consulting

08 Superior shareholder return proposition (1) Strong foundations Priorities for the next 5 years ✓ Gradually increase D&C pace in Bajada del Palo Oeste from 20 to 40 wells per year Deep, ready-to- Peer-leading drill, short-cycle operating ✓ Sell incremental crude oil production to export markets, well inventory performance reaching 60% of total oil production ✓ Continue reducing lifting cost to 6 $/boe and development cost to 6.5 $/boe Sustainability Robust balance ✓ Reduce GHG emission intensity by 75% (vis-à-vis 2020) focused sheet culture ✓ Reduce gross debt by ~33% to 400 $MM (1) Please refer to slide #2 “About projections and forward-looking statements”

09 Delivering strong total shareholder returns through 2026 (1) Key 2026 targets: Industry-leading growth: Low-carbon energy: Production Adj. EBITDA 16% 24% (2) (3) (3) CAGR 80 Mboe/d +1 $Bn CAGR Superior returns: GHG emission intensity Adj. EBITDA margin ROACE 9 Kg CO e/boe 2 (4) +65% 45% 75% (5) Financial flexibility: Reduction Net leverage ratio Gross leverage ratio 0.3x 0.4x (6) Cumulative cash generation 1 $Bn (1) Pricing assumption of 60 $/bbl flat real realized oil price (consistent with 65$ Brent) (4) ROACE = Operating profit (loss) / (Average total debt + Average total equity) (2) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + (5) Compared to 2020 Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adj. (6) Cumulative cash generation = opening cash balance + cash flow from operating activities – capital (3) Cumulative annual growth rate from 2021 to 2026 expenditures – ending cash balance

10 Near-term roadmap to our net zero ambition GHG emissions & carbon removals (1) We aspire to become net zero in 2026 MTonCO e 2 500 ▪ Our priority is to continue reducing our operational carbon footprint by 250 implementing technologies currently available to us 0 // // -250 ▪ In 2022, we plan to launch our own portfolio of Nature Based Solutions (NBS) to -500 remove CO from the atmosphere, with the implementation of forest and soil 2 2020A 2021E 2022F 2024F 2026F carbon sequestration projects Offsets (carbon removal & avoided emissions) Emissions Net carbon emissions ▪ NBS is the most actionable, proven, efficient and scalable carbon removal alternative and we are well positioned to drive its implementation ▪ We will be transparent about our progress, consistent with our alignment with GRI, (2) SASB and TCFD frameworks (1) Scope 1 & 2 emissions (2) Reporting under Task Force on Climate-Related Financial Disclosures (TCFD) framework to be included in Vista’s 2021 Sustainability Report

11 Sustainability, a competitive advantage Gabriela Prete Sustainability & QHSE Manager Alejandro Cherñacov Co-founder and Strategic Planning and Investor Relations Officer

12 Embracing the path to low-carbon energy production (1) (1) GHG emission intensity GHG emissions kgCO e/boe MTonCO e 2 2 ~35% absolute level reduction while ~(75)% doubling production 417 39 365 340 290 265 24 18 12 9 // // // // 2020A 2021E 2022F 2024F 2026F 2020A 2021E 2022F 2024F 2026F ▪ Already implementing selected projects prioritized based on our carbon abatement cost curve, including vapor recovery units, blanketing gas in our storage tanks, improving parameters in the glycol dehydration process, and the electrification of compression stations ▪ All projects have a positive IRR with our internal carbon price of 50 $/Tn ▪ Total capex forecast: 8 $MM per year through 2026 (1) Scope 1 & 2 emissions

13 Removing carbon from residual emissions through our NBS portfolio Strong emphasis on Maximize reliability and environmental benefits: projects aim to be material, incremental, measurable, permanent and promote bio-diversity quality Diversification Across geographical regions, project types and operating models to reduce risk Triple impact Ensure environmental, social and economic sustainability, in compliance with our approach high governance standards Stringent CO Based on an internally developed framework, aiming for higher standards than those 2 accounting of carbon verifying agencies On the basis of nature-based CO removals being the most cost-efficient solution 2 Value generating NBS out of hundreds of potential energy transition technologies, foresees 5-10 $MM of investment plan annual NBS capex in the next 5 years, starting in 2022

14 Investing in our people is a cornerstone of our ESG program Diversity, equity and inclusion Actively engaged with local communities ▪ Our main asset is our people, and we are strongly committed to ▪ Active in local communities with sports, education, health and developing an organizational culture that fosters diversity, equity infrastructure projects and inclusion ▪ Ongoing gender action plan▪ Contributed equipment and infrastructure in Neuquén and Río Negro during the Covid-19 pandemic ✓ New hiring ✓ Mentoring ▪ Signed collaboration agreements with provincial trade ✓ Training & awareness promotion entities for the development of local suppliers ✓ Policies We place significant value in our people, represented by both employees and the communities in which we operate, and understand that the sustainability of our business depends on how well we relate to them Note: During the webcast presentation this slide was a short clip

15 Our plan is supported by independent governance and clear accountability Board of Directors Board of Directors Accountability oversight independence ▪ BOD is responsible for ▪ 67% of Board members are ▪ More than 20% of our supervising the Company’s independent employees are Vista strategic direction and shareholders through our ▪ 100% of Board Committee management via the Audit, Long-Term Incentive Plan seats are occupied by Corporate Practices and ▪ 100% of our employees’ independent directors Compensation Committees short-term incentive ▪ The Corporate Practices compensation includes a Committee reviews annual relevant component of plan, risks and ESG sustainability goals strategy on a quarterly ▪ We set targets, measure and basis continuously raise the bar with respect to operational KPIs, including ESG impact Note: Picture shows Vista Headquarters in Neuquén

16 Operational excellence Juan Garoby Co-founder and Chief Operating Officer

17 From the core of Vaca Muerta to the world Vista is a pure Vaca Muerta play and has become the second shale oil producer in Argentina ▪ Five concessions with 35-year terms covering more than 158 k acres (84% operated) ▪ Successfully tied-in 40 new shale oil wells in Bajada del Palo Oeste, from a total well inventory of 550 locations ▪ Identified up to 150 net new well locations in four other concessions, adding upside value to our profitable growth plan ▪ Existing facilities with capacity to process up to 55 Mbbl/d of oil with minimal capex, with access to export infrastructure ▪ Successful marketing effort positioned Medanito as a highly competitive low sulfur light oil in international markets Planning to grow export volumes from 30% in 2021 to 60% of our total crude oil production by 2026 Note: During the webcast presentation this slide was a short clip

18

# Bajada del Palo Oeste: Our main value-generation driver

- Prolific asset due to its high-quality rock properties
- Proved productivity in 3 landing zones
- Detailed subsurface characterization workflow leads to optimal well placement
- Improved well design leading to type well of 1.5 MMboe EUR
- Development strategy with 4-well pads landed in La Cocina and Orgánico
- Led to increase in P1 company reserves to 128.1 MMboe [1]
- Our wells rank among the best Vaca Muerta wells measured by 90-day initial oil & gas production

Vaca Muerta wells [2] - cumulative 90-day reported oil & gas production boe/ft
30
20
10
0
69% of Vista wells in first quartile
P25
Vista
Vaca Muerta

**Bajada del Palo Oeste is the main source of our growth, where we expect to execute most of our D&C activity in the next 5 years**

Note: During the webcast presentation this slide was a short clip
(1) P1 company reserves as of YE2020
(2) Horizontal oil wells (>70% oil content). Total wells: 527. Source: Rystad Energy

19 D&C efficiency driving cost down by 40% (1) D&C cost per well ▪ Reduced well drilling time from +30 to 16 days per $MM (40)% well on average from 2018 to 2021 ▪ Best-in-class completion performance, allowing us Development cost 16.6 7.3 $/boe to complete an average of 8.5 stages per day 12.2 ▪ Application of new technologies and close 10.0 collaboration with service providers ▪ One-Team contractual model aligns our objectives with those of our key service providers (2) 2019A 2020A 2021E Vintage Identified cost reduction projects aimed at reducing cost per well to 9.0 $MM by 2026 Note: During the webcast presentation this slide was a short clip (1) Normalized to a standard well design of 2,800 meters lateral length and 47 frac stages well (2) 2019 includes pads #1 and #2 , 2020 includes pads #3, #4 and #5, and 2021 includes pads #6, #7, #8 and #9

20 Delivered robust production growth and lifting cost performance (1) Total production Lifting cost per boe Mboe/d $/boe (56)% 52% Vista operation 38 16.9 13.9 29 27 25 10.8 9.0 7.5 (2) Q1-18A 2018A 2019A 2020A 2021E 2018A 2019A 2020A 2021E Plan includes gradually increasing D&C activity levels in Bajada del Palo Oeste to 40 new wells in 2026 Identified cost reduction projects aimed at reducing lifting cost to 6 $/boe by 2026 Note: During the webcast presentation this slide was a short clip (1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes and commercial, exploration and G&A costs (2) Q1 2018 pro forma results aggregating costs from assets acquired on April 4, 2018

21 Achieved Tier 1 safety performance (1) TRIR 3.93 In line with Tier 1 international oil & gas company performance 1.30 TRIR < 1 0.38 0.30 2018A 2019A 2020A 2021E Substantially improved our safety performance since operations take-over in 2018 (1) TRIR (Total Recordable Injury Rate): Recordable Work-Related Injury rate per 1,000,000 hours worked

22 2026 development targets showcase robust growth plan (1) (2) Production Lifting cost Development cost Mboe/d $/boe $/boe (20)% (11)% ~2x 80 7.5 7.3 62 6.5 6.0 46 38 // // 2021E 2022F 2024F 2026F 2021E 2026F 2021E 2026F Efficiency gains in lifting cost and development cost forecasted to lead to improved profitability & returns (1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes and commercial, exploration and G&A costs (2) Calculated as: (i) Target D&C cost per well plus cost of facilities (∼10%); divided by (ii) EUR

23 Profitable, resilient growth plan with significant upside Pablo Vera Pinto Co-founder and Chief Financial Officer Alejandro Cherñacov Co-founder and Strategic Planning and Investor Relations Officer

24 Capital allocation priorities seek to maximize total shareholder return Our capital allocation priorities Maintain flexibility across 4 strategic levers: Investments in high-return and short- Growth cycle projects to generate profitable 1 growth driven by the export marketPP Distribute capital to Continue reducing gross shareholders via share debt to preserve strong De- Investments in de-carbonization to buybacks or dividends balance sheet 2 pursue our sustainability goals carbonization PP Debt Gross debt reduction to gain additional 3 flexibility reduction Further investments in Execute selected, growth projects to focused and synergetic capture additional upside M&A opportunities to Efficiently use net cash generation in our Vaca Muerta enhance portfolio according to changing market Flexibility 4 portfolio dynamics

25 Low-risk, high-growth plan in place (1) Capital expenditure Revenues $MM $MM ~2.5x (2) Domestic market Forecasted 2022-26 capex breakdown: (3) 1,650 Export market ▪ ~83% development capex largely in our de-risked flagship project Bajada del Palo Oeste % of exports in crude (planning to gradually increase activity levels from 20 to 40 wells p.a. by 2026) oil sales volume ▪ ~17% in debottlenecking of facilities and development of new treatment capacity 1,225 530 60% 450 875 50% 375 640 330 40% 224 30% 274 // // // // 2020A 2021E 2022F 2024F 2026F 2020A 2021E 2022F 2024F 2026F ▪ Flexible development plan with small (efficient) investment ▪ Pricing assumption of 60 $/bbl flat real realized oil price units and low stand-by rates in our D&C contracts (consistent with 65$ Brent) 1) Includes pending commitments in Mexico (15 $MM) and Rio Negro Province, Argentina (25 $MM) and Neuquén Province, Argentina (84 $MM) 2) Crude oil, gas and LPG sales to the domestic market (Argentina & Mexico) 3) Crude oil sales to the export market

26 Plan expected to drive strong Adjusted EBITDA growth to +1 $Bn by 2026 (1) Adjusted EBITDA $MM 35% 58% 63% 65% 67% ~3x 1,100 800 550 370 96 // // 2020A 2021E 2022F 2024F 2026F (1) Adjusted EBITDA Adjusted EBITDA Margin 1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments

27 Strategy expected to deliver industry-leading returns (2) (3) (1) LTM ROACE of Peers ROACE evolution % % ~3x 45% 40% 30% 25% 18% 17% 15% 14% 13% 12% 11% 9% 6% 5% 4% 4% 4% // // 1 2 3 4 5 6 7 8 9 10 11 12 13 Peer 2021E 2022F 2024F 2026F 1) ROACE = Operating profit (loss) / (Average total debt + Average total equity) 2) LTM ROACE as of Q3 2021 3) Peers included (in alphabetical order): CDEV, CNE, DVN, EOG, FANG, FEC, GPRK, GTE, MTDR, PAM, PXD, PXT and YPF

28 Planned debt reduction to gain additional flexibility Debt maturity schedule (3) Gross debt $MM $MM Current debt composition. 600 315 400 30% ▪ Average life: 2.5 years Additional 25 (1) liquidity 70% (2) ▪ Average interest rate: 5.4% 2021E 2026F 159 152 146 Gross leverage ratio 290 76 1.6x 55 0.4x 10 Expected 2022 2023 2024 2025 2026 2027-31 2021E 2026F cash at YE21 Cross-border Local (1) Credit agreement available to Vista until September 2023, for a principal amount of up to 25 $MM, which shall accrue interest of LIBOR + 2% per annum, amortized in 5 years bullet (2) Includes dollar denominated debt only (3) Excludes accrued interest

29 Resilient cash generation with significant upside potential (3) Uses of cash flow from operating activities Cash generation – crude oil price sensitivity $Bn, cumulative 2022-26 $MM, cumulative 2022-26 Net cash generation Debt reduction 1,500 1,000 800 1,300 Cash flow 800 400 Cash 2.3 1.0 Capex from operating (3) 800 generation 200 (1) activities 200 200 200 3.4 60 $/bbl 70 $/bbl 50 $/b5 bl0 $/bbl 50 $/bbl Includes 15 $MM Base case Upside case Downside case per year in 0.8 $Bn net cash +62% additional net 0.2 $Bn net cash (2) 0.1 decarbonization generation with debt cash generation with generation with debt reduction debt reduction reduction (0.4x GLR). Ending cash (0.4x GLR) (0.3x GLR) Alternatively, maintain 0.8 balance $Bn net cash generation with healthy balance sheet (1.2x GLR) (1) Cash flow from operating activities = Adjusted EBITDA - income tax, VAT and interest payments + working capital and other adjustments (includes opening cash balance) (2) Operating carbon footprint reduction and carbon removal with NBS (3) Cumulative cash generation = opening cash balance + cash flow from operating activities – capital expenditures – ending cash balance

THANK YOU! Q&A